UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2019.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Darden Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended April 30, 2019 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1997.
Orlando, Florida
October 18, 2019

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2019

	Participant directed funds	ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$616,015,130	$1,276,747	$617,291,877
Common stock of Darden Restaurants, Inc. – allocated	89,511,828	215,546,335	305,058,163
Common stock of Darden Restaurants, Inc. – unallocated	—	17,120,914	17,120,914
Total investments	705,526,958	233,943,996	939,470,954
Receivables:
Employer contributions	3,968,350	—	3,968,350
Accrued dividends and interest	598,720	1,499,626	2,098,346
Notes receivable from Participants	21,085,816	—	21,085,816
Total receivables	25,652,886	1,499,626	27,152,512
Total assets	731,179,844	235,443,622	966,623,466
Liabilities:
ESOP loans	—	736,360	736,360
Interest payable	—	772	772
Total liabilities	—	737,132	737,132
Net assets available for benefits	$731,179,844	$234,706,490	$965,886,334

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2018

	Participant directed funds	ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$544,667,044	$471,614	$545,138,658
Common stock of Darden Restaurants, Inc. – allocated	71,375,075	179,695,615	251,070,690
Common stock of Darden Restaurants, Inc. – unallocated	—	20,056,831	20,056,831
Total investments	616,042,119	200,224,060	816,266,179
Receivables:
Employer contributions	2,959,729	—	2,959,729
Accrued dividends and interest	472,886	1,358,245	1,831,131
Notes receivable from Participants	18,634,126	—	18,634,126
Total receivables	22,066,741	1,358,245	23,424,986
Total assets	638,108,860	201,582,305	839,691,165
Liabilities:
ESOP loans	—	1,852,314	1,852,314
Interest payable	—	1,731	1,731
Total liabilities	—	1,854,045	1,854,045
Net assets available for benefits	$638,108,860	$199,728,260	$837,837,120
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2019

	Participant directed funds	ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$42,224,463	$51,771,104	$93,995,567
Dividends and interest	14,845,531	6,185,117	21,030,648
Net investment income	57,069,994	57,956,221	115,026,215
Notes receivable from Participants activity during the year:
Interest	989,712	—	989,712
Total notes receivable from Participants activity	989,712	—	989,712
Contributions:
Participants	54,814,427	—	54,814,427
Employer	37,617,917	—	37,617,917
Total contributions	92,432,344	—	92,432,344

Total additions	150,492,050	57,956,221	208,448,271
Deductions from net assets attributed to:
Benefits paid to participants	(64,078,808)	(14,220,912)	(78,299,720)
Interest expense	—	(30,300)	(30,300)
Administrative expenses	(1,958,228)	(110,809)	(2,069,037)
Transfers between funds	8,615,970	(8,615,970)	—
Total deductions	(57,421,066)	(22,977,991)	(80,399,057)

Net increase	$93,070,984	$34,978,230	$128,049,214
Net assets available for benefits:
Beginning of year	638,108,860	199,728,260	837,837,120
End of year	$731,179,844	$234,706,490	$965,886,334
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2018

	Participant directed funds	ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$44,071,222	$17,097,579	$61,168,801
Dividends and interest	12,014,060	5,663,969	17,678,029
Net investment income	56,085,282	22,761,548	78,846,830
Notes receivable from Participants activity during the year:
Interest	774,008	—	774,008
Total notes receivable from Participants activity	774,008	—	774,008
Contributions:
Participants	47,172,502	—	47,172,502
Employer	23,824,572	—	23,824,572
Total contributions	70,997,074	—	70,997,074

Receipt of Assets for Cheddar's Merger	9,338,130	—	9,338,130
Total additions	137,194,494	22,761,548	159,956,042
Deductions from net assets attributed to:
Benefits paid to participants	(52,208,113)	(13,104,361)	(65,312,474)
Interest expense	—	(30,495)	(30,495)
Administrative expenses	(965,106)	(277,793)	(1,242,899)
Transfers between funds	11,069,097	(11,069,097)	—
Total deductions	(42,104,122)	(24,481,746)	(66,585,868)

Net increase (decrease)	$95,090,372	$(1,720,198)	$93,370,174
Net assets available for benefits:
Beginning of year	543,018,488	201,448,458	744,466,946
End of year	$638,108,860	$199,728,260	$837,837,120
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

(1)	Description of the Plan
The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company or Darden). The Plan was originally effective as of June 1, 1973, but was most recently amended and restated effective as of January 1, 2016 and has been subsequently amended. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $19,000 in 2019 and $18,500 in 2018. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $6,000 in 2019 and 2018.
Effective December 31, 2017, the Cheddar’s 401(k) Plan was merged into the Plan. All balances transferred from the Cheddar’s 401(k) Plan to the Plan were automatically invested in the Plan’s Qualified Default Investment Alternative (the applicable Vanguard Target Retirement Fund). Effective January 1, 2018, active participants of the Cheddar’s 401(k) Plan were generally eligible to continue participating in the Plan so long as they satisfied the Plan’s definition of “Qualified Employee.”
Employee Contributions
Qualified employees who are at least 21 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 25% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution.
Employer Contributions
Generally, qualified employees who are at least age 21 and complete a year of service are eligible for Company Matching Contributions. The following groups of salaried qualified employees are also generally eligible for a Retirement Plus Contribution (RPC): (i) employees hired on or after June 1, 2008 who are at least age 21 and complete a year of service; (ii) employees hired before June 1, 2008 who made a one-time irrevocable election under the Retirement Income Plan for Darden Restaurants, Inc. (RIP) to forego accruing cash balance benefits as of October 1, 2008; and (iii) employees who were actively accruing benefits under the RIP on December 31, 2014.
Company Matching Contributions
The Company will make a variable matching contribution ranging from 25% to 120% of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are contributed to the Plan on a quarterly basis. Company Matching Contributions can be funded through the Employee Stock Ownership Plan (ESOP) component of the Plan, the non-ESOP component of the Plan, or a combination of both. Company Matching Contributions are invested in Darden common stock through the ESOP portion of the Plan or in accordance with participant investment elections through the non-ESOP portion of the Plan.
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
DSP Retirement Plus Contribution
Eligible employees need not make contributions to the Plan to be eligible to receive RPCs. RPCs are made on a quarterly basis and equal 1.5% of eligible compensation. RPCs can be funded through the ESOP component of the Plan, the non-ESOP component of the Plan, or a combination of both. RPCs are invested in Darden common stock through the ESOP portion of the Plan or in accordance with participant investment elections through the non-ESOP portion of the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

Distributions and In-Service Withdrawals
Active employees may take regular, hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations prescribed by the Plan.
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution or to leave their account in the Plan. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 7) using the proceeds of the ESOP loans. There is currently one ESOP loan outstanding payable to the Company to fund such purchases. This ESOP loan is secured by a pledge of the purchased Company stock. As ESOP loan repayments are made, the ESOP Trustee releases the leveraged shares. The Plan then uses these released shares to fund certain Company Matching Contributions and certain RPCs, which are then allocated to eligible participants’ ESOP accounts.
Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the RPCs. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and recordkeeper of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.
Additionally, as of March 19, 2015, Newport Trust (formally known as Evercore Trust) was appointed as the independent fiduciary and investment manager for the Company Stock Fund held in the Plan. Newport Trust will act as a fiduciary within the meaning of Section 3(21) of ERISA and an investment manager within the meaning of Section 3(38) of ERISA.

(2)	Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedule.
As of April 30, 2019, 34% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

(c)Notes Receivable from Participants
Notes receivable from Participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding the Participant’s ESOP and RPC accounts. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years, unless the Participant receives a principal residence loan, in which case the loan repayment term can be up to 15 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2019, interest rates ranged from 4.25% to 9.50% and loans mature through April 11, 2034.

(d)Use of Estimates
The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
The Plan has not adopted any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the Financial Accounting Standards Board or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in any order of priority to: (i) pay Plan expenses, to the extent not paid by the Company, (ii) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, (iii) correct an error made in allocating amounts to participants' accounts, (iv) be allocated to participants' accounts in the proportion that each participant's earnable compensation bears to the earnable compensation of all participants for the Plan year, or (v) fund contributions that the Company or a participating employer would otherwise make in accordance with the terms of the Plan or guidance prescribed by the Internal Revenue Service or another government agency, including corrective qualified nonelective contributions. During the 2019 and 2018 Plan years, $1,305,696 and $689,719, respectively, of forfeitures were used to pay administrative expenses of the Plan. Forfeited funds were not used for any other reason during Plan years 2019 and 2018. Additionally, as of April 30, 2019 and 2018 forfeitures available for future use totaled $364,789 and $252,461, respectively.

(4)	Choice of Investments
As of April 30, 2019, all contributions except those made through the ESOP component of the Plan may be directed to 19 basic investment alternatives: Columbia Trust Stable Government I-0 Fund, DFA US Small Cap Portfolio, TS&W Collective/International Large Cap Equity Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2060 Fund, Vanguard Target Retirement 2055 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Institutional Target Retirement Income Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index, and Company Common Stock. Certain Company Matching Contributions and certain RPC are automatically invested in the Darden ESOP Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match (or RPC if applicable) to other investment options in the Plan.

(5)	Fair Value Measurement
Plan investments are recorded at fair value. Short-term investments are stated at cost, which approximates fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

Investments in common collective trusts are valued using a Readily Determinable Fair Value (RDFV) based on the fair value of the underlying securities in which the account is invested. The RDFV is used if the fair value per share is determined and published and is the basis for current transactions. There are currently no redemption restrictions or unfunded commitments on these investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income, net realized and unrealized gains or losses, and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits and withdrawals are made at fair value determined as of the end of the business day of the transaction. The ESOP loan is stated at cost, which approximates fair value because the loan bears interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2019:

	Fair value of assets at April 30, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$322,179,077	$322,179,077	$—	$—
Short-term investments	3,884,654	3,884,654	—	—
Mutual funds	536,191,349	536,191,349	—	—
Common collective trust	77,215,874	—	77,215,874	—
Total	$939,470,954	$862,255,080	$77,215,874	$—

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2018:

	Fair value of assets at April 30, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$271,127,521	$271,127,521	$—	$—
Short-term investments	1,324,685	1,324,685	—	—
Mutual funds	465,111,406	465,111,406	—	—
Common collective trust	78,702,567	—	78,702,567	—
Total	$816,266,179	$737,563,612	$78,702,567	$—

For the years ended April 30, 2019 and 2018, there were no investments classified as level 3 nor were there any transfers between levels 1, 2, or 3.

(6)	Common Stock of Darden Restaurants, Inc.
At April 30, 2019 and 2018, the fair value of the shares held in non-ESOP Fund participant directed accounts was $89,511,828 (761,155 shares) and $71,375,075 (768,631 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

(7)	ESOP Funds
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. These ESOP loans are secured by pledges of the purchased Company stock. The ESOP Trustee holds the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments are made, the ESOP Trustee releases these shares. The Plan may use these released shares to fund Company Matching Contributions and RPCs, which are then allocated to eligible participants’ ESOP accounts. Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund. Shares used to fund Company contributions reduce the net assets of the non-participant directed portion of the ESOP fund and increase the net assets of the participant directed funds. These contributions are included as transfers between funds on the accompanying statements of changes in net assets available for benefits.
At April 30, 2019 and 2018, the Darden ESOP Fund consists of 1,978,463 and 2,151,114 shares, respectively, of Darden's common stock. Of the total shares held by the Darden ESOP Fund, 1,832,877 shares at April 30, 2019 and 1,935,124 shares at April 30, 2018 of Darden's common stock have been allocated to individual participant accounts. The remaining 145,586 shares at April 30, 2019 and 215,990 shares at April 30, 2018 of Darden's common stock, which are held by the ESOP Trustee, are unallocated (suspense) shares reserved for future Company Matching Contributions or RPCs. At April 30, 2019, the fair value of the 145,586 unallocated Company shares was $17,120,914 and the fair value of the 1,832,877 allocated shares was $215,546,335. At April 30, 2018, the fair value of the 215,990 unallocated Company shares was $20,056,831 and the fair value of the 1,935,124 allocated shares was $179,695,615. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the RPCs.
The Darden ESOP Fund has one promissory note payable to the Company, with an outstanding principal balance of $736,360 (Original Loan) as of April 30, 2019 and $896,360 as of April 30, 2018. The Additional Loan with balance of $955,954 as of April 30, 2018 was paid off in December 2018. The note bears interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2019, the interest rate on the Original Loan was 2.482%. As of April 30, 2018, the interest rates on the Original Loan and Additional Loan were 1.8956% and 2.3416%, respectively. The Original Loan has no required principal payments on the remaining note balance until its maturity date on December 15, 2019. The Additional Loan required a $100,000 annual principal payment over three years starting December 15, 2015, a $200,000 principal payment due on December 15, 2018 and the remaining outstanding balance was due at maturity on December 31, 2018. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2019 and 2018, the Darden ESOP Fund made principal payments of $1,115,954 and $628,000, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

Information about the net assets and significant components of the changes in net assets relating to the ESOP Funds as of and for the years ended April 30, 2019 and 2018 is presented in the following tables:

ESOP Funds Statement of Net Assets Available for Benefits
April 30, 2019
	Non-participant Directed	Participant Directed	Total
Assets:
Investments:
Investments, at fair value	$—	$1,276,747	$1,276,747
Common stock of Darden Restaurants, Inc – allocated	—	215,546,335	215,546,335
Common stock of Darden Restaurants, Inc. – unallocated	17,120,914	—	17,120,914
Total investments	17,120,914	216,823,082	233,943,996
Receivables:
Accrued dividends and interest	109,311	1,390,315	1,499,626
Total receivables	109,311	1,390,315	1,499,626
Total assets	17,230,225	218,213,397	235,443,622
Liabilities:
ESOP loans	736,360	—	736,360
Interest payable	772	—	772
Total liabilities	737,132	—	737,132
Net assets available for benefits	$16,493,093	$218,213,397	$234,706,490

ESOP Funds Statement of Net Assets Available for Benefits
April 30, 2018
	Non-participant Directed	Participant Directed	Total
Assets:
Investments:
Investments, at fair value	$—	$471,614	$471,614
Common stock of Darden Restaurants, Inc. – allocated	—	179,695,615	179,695,615
Common stock of Darden Restaurants, Inc. – unallocated	20,056,831	—	20,056,831
Total investments	20,056,831	180,167,229	200,224,060
Receivables:
Accrued dividends and interest	137,654	1,220,591	1,358,245
Total receivables	137,654	1,220,591	1,358,245
Total assets	20,194,485	181,387,820	201,582,305
Liabilities:
ESOP loans	1,852,314	—	1,852,314
Interest payable	1,731	—	1,731
Total liabilities	1,854,045	—	1,854,045
Net assets available for benefits	$18,340,440	$181,387,820	$199,728,260

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

ESOP Funds Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2019
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Net appreciation in fair value of investments	$4,952,913	$46,818,191	$51,771,104
Dividends and interest	546,042	5,639,075	6,185,117
Total additions	5,498,955	52,457,266	57,956,221

Deductions from net assets attributed to:
Benefits paid to participants	—	(14,220,912)	(14,220,912)
Interest expense	(30,300)	—	(30,300)
Administrative expenses	(44,128)	(66,681)	(110,809)
Transfers between funds	(7,271,874)	(1,344,096)	(8,615,970)
Total deductions	(7,346,302)	(15,631,689)	(22,977,991)

Net (decrease) increase	$(1,847,347)	$36,825,577	$34,978,230
Net assets available for benefits:
Beginning of year	18,340,440	181,387,820	199,728,260
End of year	$16,493,093	$218,213,397	$234,706,490

ESOP Funds Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2018
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Net appreciation in fair value of investments	$2,053,891	$15,043,688	$17,097,579
Dividends and interest	698,051	4,965,918	5,663,969
Total additions	2,751,942	20,009,606	22,761,548

Deductions from net assets attributed to:
Benefits paid to participants	—	(13,104,361)	(13,104,361)
Interest expense	(30,495)	—	(30,495)
Administrative expenses	(219,225)	(58,568)	(277,793)
Transfers between funds	(9,989,273)	(1,079,824)	(11,069,097)
Total deductions	(10,238,993)	(14,242,753)	(24,481,746)

Net (decrease) increase	$(7,487,051)	$5,766,853	$(1,720,198)
Net assets available for benefits:
Beginning of year	25,827,491	175,620,967	201,448,458
End of year	$18,340,440	$181,387,820	$199,728,260

(8)	Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $1,749,647 and $1,113,374 for the years ended April 30, 2019 and 2018, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $299,899 and $276,968 for the years ended April 30, 2019 and 2018, respectively.

(9)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2019	2018
Net assets available for benefits per the accompanying financial statements	$965,886,334	$837,837,120
Notes receivable from Participants – deemed distributions	(884,898)	(823,754)
Net assets available for benefits per Form 5500	$965,001,436	$837,013,366

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2019	2018
Total deductions per the accompanying financial statements	$80,399,057	$66,585,868
Deemed distributed notes receivable from Participants offset by total distributions	61,144	247,126
Total deductions per Form 5500	$80,460,201	$66,832,994

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a Participant is deemed distributed during the plan year for the Form 5500 under the provisions of the Code section 72(p) and the Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with U.S. generally accepted accounting principles, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

(10)	Tax Status
The Plan obtained a determination letter on June 23, 2017, in which the Internal Revenue Service (IRS) stated that the Plan, as restated effective January 1, 2016, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2019. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2019 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for plan years ended through April 30, 2016.

(11)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2019 and 2018

participants, participants would become fully vested in their employer contributions and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loan and the balance of any funds remaining would be allocated to each participant's ESOP account based on the proportion that each such participant's ESOP account balance bears in relation to the total of all ESOP account balances.

(12)	Subsequent Events
There have been no subsequent events through the issuance of these financial statements on October 18, 2019.

DARDEN SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended April 30, 2019

Participant Contributions Transferred Late to Plan *	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included: ☒	Contributions Not Corrected*	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,151,782	1,151,782	—	—	$—

*
The amount represents late participant contributions and loan repayments that were not timely transferred to the Plan. Darden was ineligible to correct this late contribution error under VFCP because the Plan was under a DOL audit at the time of the correction. Darden self-corrected the error by wiring the late contributions and loan repayments on April 15, 2019 (one business day after the date the wire should have occurred) and subsequently remitting lost earnings of $570.21 on May 24, 2019, which lost earnings were calculated using the DOL's lost earnings calculator. Darden also filed IRS Form 5330 to report the delinquent contributions and paid the related excise tax of $85.75.

See accompanying report of independent registered public accounting firm.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2019

Issuer	Face amount or number of units	Cost	Current value
Darden common stock *, **	2,739,618	$56,108,430	$322,179,077
Columbia Trust Stable Government I-0 Fund	4,007,748	45,264,759	46,049,023
DFA US Small Cap Portfolio	1,172,877	39,053,163	40,804,377
TS&W Collective/International Large Cap Equity Fund	3,214,337	32,046,290	31,166,851
Vanguard Institutional Index Fund	448,865	76,765,850	119,730,182
Vanguard Target Retirement 2060 Fund	224,562	5,164,453	5,555,672
Vanguard Target Retirement 2055 Fund	853,606	19,149,611	21,109,669
Vanguard Target Retirement 2050 Fund	1,733,439	37,383,209	42,746,618
Vanguard Target Retirement 2045 Fund	2,432,741	51,046,702	59,918,405
Vanguard Target Retirement 2040 Fund	1,492,465	31,800,232	36,445,997
Vanguard Target Retirement 2035 Fund	2,178,229	44,885,397	52,538,872
Vanguard Target Retirement 2030 Fund	1,106,939	23,304,267	26,378,355
Vanguard Target Retirement 2025 Fund	1,593,982	32,928,649	37,506,406
Vanguard Target Retirement 2020 Fund	584,622	12,228,030	13,498,924
Vanguard Target Retirement 2015 Fund	309,183	6,333,160	6,891,680
Vanguard Institutional Target Retirement Income Fund	240,379	4,933,553	5,242,656
Vanguard Total Bond Market Index	2,369,748	25,476,501	25,261,518
Vanguard Extended Market Index	398,569	28,258,461	36,174,106
Vanguard Total International Stock Index	222,964	6,204,729	6,387,912
Short-term Investment Fund*	3,884,654	3,884,654	3,884,654
Notes receivable from Participants outstanding – interest rates ranging from 4.25% – 9.50% with varying maturities*	4,286	—	21,085,816
Total			960,556,770

*	Party-in-interest

**	Includes unallocated shares held in the Darden ESOP Fund as collateral for the promissory notes
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 18, 2019	By:	/s/ Julie Griffin
Julie Griffin, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.